ASANKO GOLD GHANA WINS PRESTIGIOUS "MINING COMPANY OF THE YEAR" FOR A SECOND YEAR IN A ROW

Vancouver, British Columbia, December 2, 2019 - Asanko Gold Inc. ("Asanko" or the "Company") (TSX, NYSE American: AKG) is pleased to announce that for the second year in a row Asanko Gold Ghana ("AGGL") has won the prestigious "Mining Company of the Year" award from the Ghana Chamber of Mines at the annual Ghana Mining Industry Awards Ceremony. The company also received the "Best Company in Exploration" and was first runner-up to "Best Company in Innovation."  AGGL is a 50:50 joint venture between Asanko Gold Inc. and Gold Fields Ltd.

"We are elated that for the second year in a row Asanko Gold Ghana has won such a prestigious award from the Ghana Chamber of Mines against very intense competition," said Greg McCunn, Chief Executive Officer.  "As a relatively young mine within Ghana this award recognizes the commitment that our team continues to demonstrate through its leadership in innovation in the workplace and ensuring we operate in a safe, socially and environmentally responsible manner."

"I am incredibly proud of our team for receiving these awards," said Fred Attakumah, Executive Vice-President and Managing Director of Asanko Gold Ghana. "This is the highest recognition in Ghana for a mining company in the areas of health & safety, social and environmental responsibility and innovation and shows the tireless efforts and dedication of the entire Asanko Gold Ghana team.  We will continue to seek further innovative ways of excelling in health and safety performance, respect for the environment and relations with our community partners."

The "Mining Company of the Year" Award is presented annually to the mining company that has achieved the highest aggregate results in the five categories of Occupational Health and Safety, Financial Performance, Corporate Social Investment, Local Content, Environmental Management and Innovation.

Enquiries:

Lynette Gould SVP Investor Relations Toll-Free (N.America): 1-855-246-7341 Telephone: +1 778 729 0608 Email: lynette.gould@asanko.com

About Asanko Gold Inc.

Asanko is focused on building a low-cost, mid-tier gold mining company through organic production growth, exploration and disciplined deployment of its financial resources. The company currently operates and manages the Asanko Gold Mine, located in Ghana, West Africa which is jointly owned with Gold Fields Ltd.  The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities. For more information, please visit www.asanko.com.

Source: Asanko Gold Inc.